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www.dechert.com

______________________________

STEPHEN FERRARA

stephen.ferrara@dechert.com
+1 617 728 7147 Direct
+1 617 275 8418 Fax

April 12, 2016

Anu Dubey, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus Total Return Fund (SEC File No. 811-21680)

Schedule 14A Proxy Statement Filed March 31, 2016

Dear Ms. Dubey:

This letter responds to comments you provided to William Renahan, Colleen Hoyt and me in a telephonic discussion on April 7, 2016 regarding the preliminary proxy materials filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended, for Virtus Total Return Fund (“Registrant”) (the “Proxy Statement”) filed with the Securities and Exchange Commission on March 31, 2016. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Proxy Statement unless otherwise indicated.

1.	Comment:	Please provide an explanation of the term “plurality” in the “Required Vote” section to clarify that in the case of a contested election, the nominee with the greatest number of votes will win and that a majority of votes is not required.

	Response:	Registrant has revised the disclosure in response to this comment.

2.	Comment:	Please confirm supplementally that broker non-votes cannot be voted in the broker’s discretion for proposals included the Proxy

April 12, 2016 Page 2

Statement because the proposals included in the Proxy Statement are not routine matters under New York Stock Exchange (“NYSE”) Rule 452.

	Response:	Registrant confirms that, in compliance with NYSE Rule 452, broker non-votes cannot be voted in broker’s discretion for proposals included the Proxy Statement.

3.	Comment:	Please review the proxy card and revise the proxy card to include a box that would permit a shareholder to abstain from the vote on the shareholder proposal, as is required by Rule 14a-4(b)(1).

	Response:	Registrant has revised the proxy card in response to this comment.

Should you have any questions or comments, please contact the undersigned at 617.728.7147.

Sincerely,

/s/ Stephen Ferrara

Stephen Ferrara

cc:	Christopher Harvey
William Renahan